

February 13, 2015

Via E-mail
Ken Fei Fu Chang
Director and Chief Financial Officer
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, People's Republic of China

Re: **China Mobile Games and Entertainment Group Limited**
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35645

Dear Mr. Chang:

We have reviewed your letter dated January 16, 2015 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 17, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

General

1. We note your press release dated January 16, 2015 regarding your relationship with Shenzhen Zhongzheng Ruanyin Science & Technology Co., Ltd. In particular, we note that neither you nor, to the best of your knowledge, any member of your management controls Zhongzheng and that your transactions with Zhongzheng have not been material to you. Please advise us, without qualification as to your knowledge, whether any member of your management directly or indirectly controls Zhongzheng and whether transactions referenced in your press release are material to Zhongzheng. For guidance, consider Item 7.B of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Agreement with Mediatek, page 115

2.   We note your response to prior comment 3. Instruction 4.b(i) to the Exhibits of Form 20-F indicates that you should file your contracts with related parties unless the contracts involve only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price or the contract is immaterial in amount or significance. Please revise your response to address the factors discussed in Instruction 4.b(i). We note the statement in your response that your agreement with Mediatek is not material compared to your other distribution channels. If you believe the agreement is immaterial in amount or significance, provide a quantitative and qualitative analysis that supports this belief.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 130

3.   We note in response to prior comment 8 you did not state that you will amend your Form 20-F for the year ended December 31, 2013. As previously requested, please amend this filing to include a report on ICFR as of December 31, 2013 that complies with Item 15 of Form 20-F.

4.   Please note that we consider this filing to be materially deficient because it failed to include management's report on internal control over financial reporting. As a result, we consider you to have been neither current nor timely in your Exchange Act reporting since the date your Form 20-F was filed. Once your amended Form 20-F with management's report on internal control over financial reporting has been filed, we will consider you to be current in your Exchange Act reporting. Accordingly, it appears:

- You were ineligible to use Form S-8 (File No. 333-201904) at the time of filing of this registration statement. See General Instruction A.1 to Form S-8. For additional guidance, consider Question 115.02 of our Regulation S-K Compliance and Disclosure Interpretations;

- Your Form F-3 (File No. 333-194387) incorporated by reference a materially deficient Form 20-F; and

- You will be ineligible to use Form F-3 until you have timely filed all reports required to be filed during the twelve calendar months preceding the filing of any registration statement. See General Instruction I.A.2 to Form F-3. For additional guidance, consider Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Consequently, consider amending your Form 20-F to include a risk factor discussion of any resulting risks.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief